Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated May 17, 2021

to

Prospectus dated March 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated March 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of June 1, 2021;

•	to disclose the calculation of our April 30, 2021 net asset value (“NAV”) per share for all share classes;

•	to provide other updates to our portfolio and our business;

•	to disclose an unregistered sale of securities;

•	to disclose the recent closing of a transaction providing us with a new source of debt financing.

June 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2021 (and repurchases as of May 28, 2021) is as follows:

Transaction Price (per share)
Class S	$25.2796
Class T	$25.0648
Class D	$25.0959
Class M	$25.1554
Class I	$24.5426
Class F*	$25.0816
Class Y*	$24.5003

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The June 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since April 30, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

April 30, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2021.

The following table provides a breakdown of the major components of our total NAV as of April 30, 2021 (dollar amounts in thousands):

Components of NAV	April 30, 2021
Loans receivable	$1,198,800
Mortgage-backed securities held-to-maturity	37,494
Mortgage-backed securities available-for-sale, at fair value	13,404
Cash and cash equivalents	28,520
Restricted cash	10,504
Other assets	4,744
Collateralized loan obligation, net of deferred financing costs	(323,470)
Repurchase agreements payable, net of deferred financing costs	(513,408)
Credit facility payable	(25,000)
Accrued stockholder servicing fees(1)	(181)
Other liabilities	(7,588)

Net asset value	$423,819

Number of outstanding shares	16,920,590

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of April 30, 2021, we accrued under GAAP $19,165 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$197,101	$32,751	$14,016	$55,530	$81,030	$22,730	$20,661	$423,819
Number of outstanding shares	7,796,820	1,306,666	558,479	2,207,500	3,301,590	906,230	843,305	16,920,590

NAV per Share as of April 30, 2021	$25.2796	$25.0648	$25.0959	$25.1554	$24.5426	$25.0816	$24.5003

Portfolio update

We reached $1 billion in assets in April, as we continue to build upon our track record of generating a high level of current income with generally stable NAV performance.

Investment activity in April was strong as we closed on $294 million in loan originations, the highest monthly total since inception. Loan origination highlights include:

•

Three multifamily properties. Each of the properties are amenity-rich, garden-style or low-density apartments in rapidly growing sunbelt regions, including two properties in the suburban Atlanta metro area and the third in North Las Vegas.

•

Office property in the suburban Dallas metro area. The property is adjacent to major regional highways, near DFW International Airport, and has undergone significant capital improvements in recent years.

•

Industrial property in Queens, NY strategically located within close proximity of JFK and LaGuardia airports. The property has been ~50% owner-occupied for 20+ years and, therefore, we believe presents an attractive opportunity to improve operations through new management and a more aggressive leasing strategy.

Our portfolio remains well diversified by geography and property type with a focus on COVID-resilient originations since Q1 2020. Multifamily and industrial represented nearly half of the portfolio (47.2%) as of April 30, 2021 while hospitality and retail comprised just 11.4%. There were no impairments or non-accruals as of April 30, 2021. In addition, 98% of our loan portfolio was current as of April 30, 2021.

We continue to develop a robust pipeline of identified transactions with more than $360 million of identified transactions backed by a diverse mix of properties. Additionally, the short-term nature of our typical loan allows us to regularly adjust the portfolio to current market conditions. As of April 30, 2021, approximately 55% of our portfolio consisted of investments sourced after July 2020.

Following month-end, we successfully priced a new $783 financing, providing it with additional matched term, non-mark-to-market financing. Following this closing, approximately 92% of our borrowings were through long-term, non-marked to market vehicles which helps minimize volatility in our net asset value, especially during periods of market stress as we saw last year during the COVID pandemic.

Unregistered Sale of Equity Securities

On March 10, 2021, our board of directors approved the issuance of up to $20,000,000 in shares of our Class Y common stock (with the ability to increase such offering amount up to $50,000,000 at the sole discretion of the adviser) in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On April 12, 2021, we received a subscription from an institutional investor to purchase $19,191,000 in Class Y shares in the Private Placement. We will sell and issue to such institutional investor on or about April 15, 2021 approximately 780,300 Class Y shares at the per share purchase price of $24.5939, which is equal to the NAV per Class Y share as of March 31, 2021.

CLO Transaction

On May 5, 2021 (the “CLO Closing Date”), FS Credit Real Estate Income Trust, Inc. (the “Company”) issued a collateralized loan obligation (the “CLO”) through its subsidiary real estate investment trust, FS Rialto Sub-REIT LLC (“Sub-REIT”), and two wholly-owned subsidiaries of Sub-REIT, FS Rialto 2021-FL2 Issuer, Ltd., a newly-formed exempted company incorporated in the Cayman Islands with limited liability, as issuer (the “Issuer”), and FS Rialto 2021-FL2 Co-Issuer, LLC, a newly-formed Delaware limited liability company, as co-issuer (the “Co-Issuer” and together with the Issuer, the “CLO Issuers”).

On the CLO Closing Date, the CLO-Issuers issued five classes of notes, the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes (the “Offered Notes”), and the Issuer issued an additional two classes of notes, the Class F Notes and the Class G Notes, each in the principal amount and having the characteristics and designations set forth in the table and description below (together with the Offered Notes, the “Notes”). In addition, concurrently with the issuance of the Notes, the Issuer issued 91,021.230 Preferred Shares, par value $0.001 per share, and with an aggregate liquidation preference equal to $1,000 per share (the “Preferred Shares” and, together with the Notes, the “Securities”).

The CLO Issuers issued or co-issued the Notes, as applicable, pursuant to the terms of an indenture, dated as of May 5, 2021 (the “Indenture”), by and among the CLO Issuers, the Company, as advancing agent (in such capacity, together with its permitted successors and assigns, the “Advancing Agent”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Wells Fargo Bank, National Association, as note administrator and custodian (the “Note Administrator”). The Note Administrator will also act as paying agent, calculation agent, transfer agent, backup advancing agent and notes registrar for the Issuer. The Company will serve as the collateral manager for the Issuer (in such capacity, the “Collateral Manager”). The Collateral Manager is externally managed by, and has delegated its investment management activities to, FS Real Estate Advisor, LLC (the “Advisor”), pursuant to and in accordance with the terms of an advisory agreement between the Company and the Advisor. The Advisor has engaged Rialto Capital Management, LLC, an affiliate of the Special Servicer, to act as its sub-advisor. A copy of the Indenture is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Class of Securities	Principal or Notional Amount	Percentage of the Aggregate Principal or Notional Amount of all Securities	Ratings (Moody’s / KBRA)	Initial Weighted Average Life of Notes(1)	Fully Extended Weighted Average Life of Notes(2)
Class A Notes	$414,978,000	53.000%	Aaa(sf) /AAA(sf)	2.84 years	4.46 years
Class A-S Notes	$79,277,000	10.125%	NR /AAA(sf)	3.01 years	4.95 years
Class B Notes	$47,957,000	6.125%	NR / AA-(sf)	3.03 years	4.95 years
Class C Notes	$48,936,000	6.250%	NR / A-(sf)	3.03 years	4.99 years
Class D Notes	$40,128,000	5.125%	NR / BBB(sf)	3.70 years	5.03 years
Class E Notes	$15,659,000	2.000%	NR / BBB-(sf)	4.40 years	5.03 years
Class F Notes	$22,511,000	2.875%	NR / BB-(sf)	4.86 years	5.03 years
Class G Notes	$22,511,000	2.875%	NR / B-(sf)	4.86 years	5.03 years
Preferred Shares	$91,021,230	11.625%	NR / NR	N/A	N/A

(1)

The initial weighted average life of each class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan pays off on its current maturity date without extension. There can be no assurances that such assumptions will be met.

(2)

The fully extended weighted average life of each class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan is fully extended to its maximum contracted extension term. There can be no assurances that such assumptions will be met.

The Notes will mature at par on the payment date in May 2038, unless redeemed or repaid prior thereto.

The Indenture allows for the exchange of all or a portion of certain classes of Notes for proportionate interests in one or more classes of certain other notes, as further explained under the heading “Exchangeable Notes” below.

The Offered Notes were placed pursuant to a Placement Agreement, dated as of April 28, 2021, by and among the Issuer, the Co-Issuer, the Company, the Seller, Goldman Sachs & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc. The Retention Holder, which is an indirect wholly-

owned subsidiary of the Company and a direct wholly-owned subsidiary of Sub-REIT, acquired 100% of the Class F Notes, the Class G Notes and the Preferred Shares issued on the CLO Closing Date.

The Offered Notes represent limited recourse obligations of the Issuer and non-recourse obligations of the Co-Issuer payable solely from certain collateral interests acquired by the Issuer on and after the CLO Closing Date and pledged under the Indenture. To the extent the collateral is insufficient to make payments in respect of the Offered Notes, none of the Issuer, the Co-Issuer, any of their respective affiliates or any other person will have any obligation to pay any further amounts in respect of the Offered Notes. The Class F Notes and the Class G Notes are not secured.

The Preferred Shares are subject to the terms and conditions of a Preferred Share Paying Agency Agreement, dated as of May 5, 2021, among the Issuer, Wells Fargo Bank, as paying agent and transfer agent, and MaplesFS Limited, as Preferred Share registrar. The Preferred Shares have no stated dividend rate. The holders of the Preferred Shares are entitled to receive monthly non-cumulative dividends on each payment date if and to the extent that funds are available for such purpose in accordance with the priority of payments and Cayman Islands law. Such dividends will be payable only to the extent of the Issuer’s distributable profits and/or share premium and only if the Issuer is and will remain solvent after such distributions are paid (each factor determined in accordance with Cayman Islands law). In addition, the holders of the Preferred Shares will be entitled to receive distributions in connection with the redemption thereof, payable from the collateral after payment of all specified amounts in accordance with the priority of payments and Cayman Islands law.

The Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The proceeds from the issuance of the Securities on the CLO Closing Date, after payment of certain fees and expenses, were used to (i) purchase an initial portfolio of collateral interests, (ii) fund the unused proceeds account for the purchase of additional collateral interests, (iii) repay amounts owed in respect of certain pre-CLO Closing Date financings, including under certain repurchase facilities with affiliates of the Placement Agents, and (iv) undertake certain related activities.

The initial portfolio of collateral interests was purchased by the Issuer from FS CREIT Finance Holdings LLC (the “Seller”) pursuant to a Collateral Interest Purchase Agreement (the “Collateral Interest Purchase Agreement”), dated as of May 5, 2021, by and among the Issuer, the Seller, the Company and, solely with regard to certain tax covenants, Sub-REIT. Pursuant to the Collateral Interest Purchase Agreement, the Seller made certain representations and warranties to the Issuer with respect to the collateral interests. In the event that a material breach of a representation or warranty or document defect with respect to any collateral interest exists, the Seller will have to either (a) correct or cure such breach of representation or warranty or document defect in all material respects, within 90 days (or as such time may be extended under the Collateral Interest Purchase Agreement) of discovery by the Seller or any party to the Indenture (to the extent such breach is capable of being corrected or cured), (b) make a cash payment to the Issuer in an amount that the Special Servicer determines is sufficient to compensate the Issuer or (c) repurchase such collateral interest at a repurchase price calculated as set forth in the Collateral Interest Purchase Agreement. The obligation of the Seller to repurchase a collateral interest in connection with a material breach of a representation or warranty or a document defect pursuant to the Collateral Interest Purchase Agreement has been guaranteed by the Company.

The Notes

Collateral

The Offered Notes will be secured by, among other things, (i) the commercial mortgage loans and participation interests in commercial mortgage loans acquired by the Issuer on the CLO Closing Date and thereafter from time to time in accordance with the terms of the Indenture, (ii) the collection account, the participated loan collection account, the payment account, the unused proceeds account, the custodial account and the related security entitlements and all income from the investment of funds in any of the foregoing at any time credited to any of the foregoing accounts, (iii) the eligible investments purchased from deposits in certain accounts, (iv) the Issuer’s rights under certain agreements (including the Collateral Management Agreement, the Collateral Interest Purchase Agreement and the Servicing Agreement, each as defined herein), (v) all amounts delivered to the Note Administrator or its bailee (directly or through a securities intermediary), (vi) all other investment property, instruments and general intangibles in which the Issuer has an interest, (vii) the Issuer’s ownership interests in and rights in all permitted subsidiaries and (viii) all proceeds of the foregoing (collectively, the “Collateral”); however, the Collateral will not include, and the Offered Notes will not be secured by, any interests in certain excepted property enumerated in the Indenture.

Maturity

The Notes will mature at par on the payment date in May 2038, unless redeemed or repaid prior thereto.

Interest Rate

For purposes of the below, “Benchmark” means, initially, LIBOR; provided that if a benchmark transition event and its related benchmark replacement date have occurred with respect to LIBOR or the then-current Benchmark, then “Benchmark” means the applicable benchmark replacement.

Class A Notes. The Class A Notes will bear interest at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.220% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in June 2026, 0.25%.

Class A-S Notes. The Class A-S Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.550% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in June 2026, 0.25%.

Class B Notes. The Class B Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.900% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in June 2026, 0.50%.

Class C Notes. The Class C Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.050% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in July 2026, 0.50%.

Class D Notes. The Class D Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.800% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in July 2026, 0.50%.

Class E Notes. The Class E Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.450% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in July 2026, 0.50%.

Class F Notes. The Class F Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 5.000%.

Class G Notes. The Class G Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 7.500%.

Interest on the Notes will be calculated based on the actual number of days in the related interest accrual period, assuming a 360-day year.

The failure to pay interest on the Class A Notes, the Class A-S Notes or the Class B Notes at any time or, if no Class A Notes, Class A-S Notes or Class B Notes are outstanding, on any other class of Notes at the time such class of Notes is the most senior class of Notes outstanding, will constitute an event of default under the Indenture (following any applicable grace period).

For so long as any class of Notes with a higher priority is outstanding, any interest due on the Class C Notes, the Class D Notes, the Class E Notes, the Class F Notes and the Class G Notes that is not paid as a result of the operation of the priority of payments on any payment date (any such interest, “Deferred Interest”) will be deferred, will not be considered “due and payable” and the failure to pay such Deferred Interest will not be an event of default under the Indenture. Any Deferred Interest will be added to the outstanding principal balance of such class of Notes.

Principal payments on each class of Notes will be paid in accordance with the priority of payments set forth in the Indenture.

Exchangeable Notes

The Indenture allows for the exchange of all or a portion of the Class F Notes and the Class G Notes, as follows: (i) the Class F Notes may be exchanged for proportionate interests in the Class F-E Notes and the Class F-X Notes and (ii) the Class G Notes may be exchanged for proportionate interests in the Class G-E Notes and the Class G-X Notes, in the manner set forth in the Indenture.

Subordination of the Notes

In general, payments of interest and principal on any class of Notes are subordinate to all payments of interest and principal on any class of Notes with a more senior priority. Generally, all payments on the Notes will be subordinate to certain payments required to be made in respect of any interest advances and certain other expenses. Payments on the Notes will be senior to any payments on or in respect of the Preferred Shares to the extent required by the priority of payments set forth in the Indenture.

Note Protection Tests

The Notes are subject to note protection tests (the “Note Protection Tests”), which will be used primarily to determine whether and to what extent interest received on the collateral interests may be used to make certain payments subordinate to interest and principal payments to the Offered Notes in the priority of payments set forth in the Indenture.

If either of the Note Protection Tests are not satisfied as of any determination date, then on the next payment date, interest proceeds will be used to redeem the Offered Notes in accordance with the priority of payments until such Note Protection Tests are satisfied.

The following chart specifies the minimum ratios required for each Note Protection Test to be satisfied for the Notes.

Note Protection Test	Ratio
Minimum Par Value	118.61%
Minimum Interest Coverage	120.00%

The par value ratio is, as of any measurement date, the number (expressed as a percentage) calculated by dividing (a) the net outstanding portfolio balance on such measurement date by (b) the sum of the aggregate outstanding amount of the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D and the Class E Notes and the amount of any unreimbursed interest advances.

The interest coverage ratio is generally equal to the interest proceeds from the collateral portfolio divided by the interest payable on the Offered Notes.

Collateral Management Agreement

Pursuant to a Collateral Management Agreement, dated as of May 5, 2021, between the Issuer and the Company (the “Collateral Management Agreement”), the Company will serve as collateral manager for the CLO Issuers. The Collateral Manager is externally managed by, and has delegated its investment management activities to, the Advisor pursuant to and in accordance with the terms of an advisory agreement between the Company and the Advisor. The Advisor has engaged Rialto Capital Management, LLC, an affiliate of the Special Servicer, to act as its sub-advisor.

As compensation for the performance of its obligations as Collateral Manager, the Collateral Manager is entitled to receive a fee, payable monthly in arrears, equal to (unless waived) 0.10% per annum of the sum of the net outstanding portfolio balance to the extent funds are available. The Company has agreed to waive its entitlement to such Collateral Manager fee for so long as the Company or an affiliate is the Collateral Manager.

The Collateral Manager may be removed upon at least 30 days’ prior written notice by the Issuer or the Trustee, if (i) certain events of default have occurred by the Collateral Manager and (ii) if the holders of at least 66-2/3% in aggregate outstanding amount of each class of Notes then outstanding give written notice to the Collateral Manager, the Issuer and the Trustee directing such removal. The Collateral Manager cannot be removed without cause but may resign as Collateral Manager upon 90 days’ prior written notice. Upon any resignation or removal of the Collateral Manager while any of the Notes are outstanding, holders of a majority of the Preferred Shares (excluding any Preferred Shares held by certain related parties) will have the right to instruct the Issuer to appoint an institution identified by such holders as replacement Collateral Manager. In the event that (i) 100% of the aggregate outstanding Preferred Shares are held by related parties, (ii) the proposed replacement Collateral Manager is an affiliate of the Collateral Manager, and (iii) the appointment of the proposed replacement Collateral Manager would constitute an “assignment” under the Investment Advisers Act of 1940, the holders of at least a majority of the aggregate outstanding principal balance of the most junior class of Notes not 100% owned by related parties (excluding any Notes held by related parties to the extent the replacement Collateral Manager is an affiliate of the Collateral Manager or the Collateral Manager has been removed after the occurrence of an event of default) may direct the Issuer to appoint an institution identified by such holders as replacement Collateral Manager.

Except with respect to the limitations set forth in the Indenture, the Collateral Manager is not obligated to pursue any particular investment strategy or opportunity with respect to the collateral interests.

Reinvestment and Ramp-Up Periods

The CLO includes (i) a 24-month reinvestment period (unless all of the Notes are redeemed or an event of default occurs before such date) and (ii) a ramp-up period (unless no funds remain to purchase additional collateral interests or the Collateral Manager otherwise determines to terminate the ramp-up period) starting on the closing date and ending on the sixth payment date. During each such periods, the Issuer may acquire additional (a) commercial mortgage loans or (b) participation interests in commercial mortgage loans.

The Servicing Agreement

Except for certain non-serviced loans, the commercial real estate loans will be serviced by Wells Fargo Bank, National Association, as servicer (the “Servicer”), and Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”), pursuant to a Servicing Agreement (the “Servicing Agreement”), dated as of May 5, 2021, by and among the Issuer, the Collateral Manager, the Servicer, the Special Servicer, the Advancing Agent, the Trustee and the Note Administrator.

The Servicing Agreement requires each of the Servicer and the Special Servicer to diligently service and administer the commercial real estate loans (other than certain non-serviced loans) and any applicable mortgaged property acquired directly or indirectly by the Special Servicer for the benefit of the secured parties under the Indenture. In connection with their respective duties under the Servicing Agreement, the Servicer and the Special Servicer (or any replacement servicer or special servicer) are entitled to monthly servicing and special servicing fees, as described in the Servicing Agreement.

The Issuer is a Taxable Mortgage Pool

The Issuer is a “taxable mortgage pool” (“TMP”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). So long as the Issuer is wholly-owned by Sub-REIT and Sub-REIT remains qualified as a real estate investment trust (“REIT”) under the Internal Revenue Code, the Issuer is expected to be treated as a “qualified REIT subsidiary” that is generally treated as part of Sub-REIT rather than as a fully taxable C corporation, which is the general treatment of a TMP that is not a wholly-owned subsidiary of a REIT.

However, “excess inclusion income” (“EII”) attributable to a TMP, if distributed to the stockholders of a REIT, is taxable in all events to those stockholders regardless of the general tax characteristics of, and any tax attributes (such as net operating losses) otherwise available to, such stockholders. For example, EII would be unrelated business taxable income if it were distributed as dividends to stockholders of the Company that are otherwise generally exempt from U.S. federal income tax. The Company does not intend to distribute EII to its stockholders, but to instead pay (or cause to be paid) corporate income tax on such EII as and when it arises. Although the Company does not expect that the amount of any such corporate income tax will be material, there are various uncertainties concerning the correct computation of EII, which are to be based on regulations that have not yet been issued. These uncertainties could increase the amount of EII taxable to the Company or Sub-REIT above the amount the Company anticipates, could result in a portion of the dividends distributed to stockholders being treated as EII, or both.

In addition, if the Issuer ceased to be a “qualified REIT subsidiary”, that would, subject to certain exceptions, generally be an event of default under the Indenture. In order for the Issuer to remain a “qualified REIT subsidiary” under the Internal Revenue Code, it must remain wholly-owned at all times by Sub-REIT or by another REIT. This generally will require Sub-REIT to retain not only all the equity in the Issuer, but also all of those classes of Notes as to which counsel to the Company is unable to render an opinion that they will be treated as indebtedness for U.S. federal income tax purposes if they are sold to another party. Such restrictions on transfer will restrict the liquidity of the equity in the Issuer and of the Class F Notes and the Class G Notes, and indirectly the assets that secure the Notes, and could prevent the Company and Sub-REIT from transferring all or part of those positions in circumstances in which it would otherwise do so.